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                             January 11, 2023

       Andrew Paradise
       Chief Executive Officer and Chairman
       Skillz Inc.
       PO Box 445
       San Francisco, CA 94104

                                                        Re: Skillz Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2022
                                                            Filed November 7,
2022
                                                            File No. 001-39243

       Dear Andrew Paradise:

              We have reviewed your December 23, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 21, 2022 letter.

       Form 10-Q for the Quarterly Period Ended September 30, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview, page 29

   1. We note from your response to prior comment 1 that at three months the majority of the
                                                        PMAUs have churned such
that approximately 20% of the users in the cohort continue to be paying users. To
provide balance for your disclosure on page 31 that each cohort contributes predictably
to revenue over its life, please disclose the extent to which you experience churn of
paying active users and describe any changes in churn/retention during the periods
presented.
 Andrew Paradise
Skillz Inc.
January 11, 2023
Page 2
2. You also state in your response that the estimated payback period for your Q4 2021 and
      Q3 2022 cohorts was approximately 50 and 19 months, respectively. Please tell us whether the estimated payback periods for the cohorts in the first three quarters of fiscal 2021 were generally consistent with the Q4 2021 cohort. Additionally, describe for us the changes in conditions, assumptions or estimates that resulted in the significant increase in the average expected payback period from 4 months for fiscal 2018, 2019, and
      2020 cohorts as disclosed in the Form S-1 filed August 17, 2021 to 50 months for the Q4
      2021 cohort. Finally, please explain to us why the estimated payback period for the Q3
      2022 cohort remains significantly longer than the 2020 cohorts despite UA marketing costs being at significantly lower levels as compared to 2020.
Our Financial Model, page 31

3. We note from your proposed revised disclosures and response to prior comment 3 that
      Bonus Cash returned from prior winnings may be used to pay entry fees and is included in the prior winnings component of GMV. Please tell us whether you recognize revenue on entry fees paid with Bonus Cash returned from prior winnings and if so, whether you also recognize a reduction of revenue or sales and marketing expense related to this Bonus
      Cash. In this regard, we note that the end-user liability account only includes prior winnings that may be withdrawn by the user.
        You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding these comments.



                                                          Sincerely,
FirstName LastNameAndrew Paradise
                                                          Division of
Corporation Finance
Comapany NameSkillz Inc.
                                                          Office of Technology
January 11, 2023 Page 2
cc:       Steven J. Gavin, Esq.
FirstName LastName